SECURITIES AND EXCHANGE COMMISSION

                                              Washington, D.C. 20549


                                                     FORM 6-K

                                             REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of     March 31, 1999

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch 225,  1181 JC 1185 ZH  Amstelveen,  The   Netherlands
                 (Address  of  principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F x Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]





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

                                CONDENSED CONSOLIDATED BALANCE SHEET
                                         (US $ in thousands)

                                                                       December 31,     March 31,
                                                                           1998            1999
                                                                      -------------------------------
                               ASSETS
CURRENT ASSETS:
     Cash and cash equivalents................................................$11,273......... $6,933
     Time deposits and Marketable Securities....................................5,300           7,931
     Accounts receivable.......................................................10,454... ......16,166
     Other current assets.......................................................1,965.... ..... 2,216
     Short-term loans and current maturities....................................1,080             881
                                                                      -------------------------------
         Total current assets                                                  30,072         34,127
INVESTMENTS:
     Investment in affiliates...................................................1,156......... 1,041
     Other investment .........................................................10,276......... 5,254
                                                                      -------------------------------
                                                                               11,432          6,295
PROPERTY AND EQUIPMENT:
     Cost.......................................................................3,771..........4,193
     Less- accumulated depreciation.............................................1,817.         1,863
                                                                      -------------------------------
                                                                                1,954          2,330
LONG-TERM RECEIVABLE,
     net of discount and current maturities.......................................176            162
GOODWILL, net of accumulated amortization of $ 1,528 in 1999 and $ 1,435 in 1998........................................................8,582........ 14,421
DEFERRED TAXES .................................................................1,367..        1,349
  OTHER ASSETS AND DEFERRED CHARGES................................               249            254
                                                                      -------------------------------
                                                                               10,198         16,024
                                                                      -------------------------------
         Total assets.........................................................$53,832.........$58,938
                                                                      ===============================


                LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank debt......................................................$3,663..........$2,433
     Current maturities of long-term debt.........................................562             680
     Account payable-trade......................................................1,421......     1,315
     Accrued expenses and other liabilities.....................................9,804          12,770
                                                                      -------------------------------
         Total current liabilities.............................................15,450.......   17,198
LONG-TERM DEBT, net of current maturities...................................    6,174          11,312
DEFERRED TAXES ................................................................... -              793
ACCRUED SEVERANCE PAY.........................................................  1,309           1,284
                                                                      -------------------------------
         Total long-term liabilities..........................................  7,483....      13,389
                                                                      -------------------------------

Minority Interest                                                                  -             (312)

SHAREHOLDERS' EQUITY Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized; 6,569,480 outstanding
      shares in 1999 and 1998...................................................3,564....       3,564
     Additional paid-in capital................................................19,090.......   19,090
     Retained earnings.........................................................12,435......... 12,603
     Cumulative translation adjustments                                        (2,968)        (5,171)
                                                                      -------------------------------
                                                                               32,121         30,086
     Treasury stock 247,400 and 209,400 common shares,
     at cost, in 1999 and 1998 respectivly                                     (1,222)        (1,423)
                                                                      -------------------------------
                                                                               30,899         28,663
                                                                      -------------------------------
         Total liabilities and shareholders' equity...........................$53,832         $58,938
                                                                      ===============================


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           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (US $ in thousands, except share and per share data)

                                                                           Three monthes ended
                                                                             31 Mar 98       31 Mar 99


Revenues......................................................................$13,578.........$28,646
Cost of revenues...............................................................11,514..........25,446
                                                                     --------------------------------
Gross profit....................................................................2,064...........3,200
            Amortization of goodwill..............................................117........     206
            Selling, general and administrative expenses........................1,707           2,612
                                                                     --------------------------------
Operating income .................................................................240.............382
Interest income...................................................................313..........   330
Interest expense.................................................................(173).........  (330)
Exchange rate differences                                                         489             339
Other income (expense), net.........................................................-             (32)
                                                                     --------------------------------
Income before income taxes and equity in results of affiliates...                 869             689
Income taxes                                                                     (388)           (441)
                                                                     --------------------------------
Income before equity in results of affiliates................................     481             248
Cumulative effect of a change in accounting principle                              -             (115)
Minority Interest                                                                  -                7
Equity in results of affiliates, net...............................................31........      28
                                                                     --------------------------------
Net income........................................................................512.............168
                                                                     ================================
Other comprehensive loss:
   Translation adjustments                                                       (885)        (2,457)
   Unrealized gains on marketable securities                                       82            254
                                                                     --------------------------------
Other comprehensive loss                                                         (803)        (2,203)
Comprehensive income                                                             (291)        (2,035)
                                                                     ================================
Earning per Common Share - basic                                                 0.08            0.03
                                                                     ================================
Earning per Common Share - assuming dilution                                     0.08            0.03
                                                                     ================================

Weighted average of common shares
      outstanding...........................................................6,569,480.......6,336,613
      Diluted...............................................................6,617,167.......6,336,613


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                     CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (US $ in thousands)

                                                                                                  Three monthes ended
                                                                                                31 Mar 98    31 Mar 99

CASH FLOWS FROM OPERATING ACTIVITIES
           Net income for the period..............................................................$512..........$168
Adjustments to reconcile net income to net cash
              Provided by operating activities:
           Depreciation and amortization..........................................................199..........  375
           Deferred income taxes..................................................................119..............6
           Increase in accrued severance pay.......................................................74...........  71
           Realized gain on marketable securities and interest and exchange rate income
             on short-term loans and other investments                                           (235)          (454)
           Minority Interest                                                                       -              (7)
           Equity in results of affiliates........................................................(31).........  (28)
Changes in assets and liabilities:
           Accounts receivable....................................................................890..........  770
           Other current assets..................................................................(285).......... (66)
           Accounts payable......................................................................(220)........  (212)
           Accrued expenses and other liabilities............................................. ..(876).......... 714
                                                                                              ---------------------------
Net cash provided by operating activities...................................................... ..147.......   1,337
CASH FLOWS FROM INVESTING ACTIVITIES:
           Purchase of time deposits and marketable securities.................................. (453).....   (2,800)
           Proceeds from sale of short-term investments.........................................2,679.............-
           Short-term loans                                                                      -
           Collection on short-term loans                                                        65
           Other investments                                                                     (75)          (105)
           Purchase of equipment.................................................................(94).......   (210)
           Acquisition net of cash acquired (divestitures, net of cash sold) (a)                 (38)            40
           Proceeds from sale of investment in                                                     -
           affiliates.........................................................................
           Investment in affiliates                                                              (95)          (30)
           Collection on long-term  receivable.....................................................-.....
           Proceeds from sale of equipment.........................................................-..........  17
           Increase in other assets...............................................................(3).......... (2)
                                                                                              ---------------------------
           Net cash provided by (used in) investing activities..................................1,986...... (3,090)
CASH FLOWS FROM FINANCING ACTIVITIES:
           Repurchases of common stock.............................................................-......    (201)
           Proceeds from long-term borrowings                                                      54          579
           Payments on long-term borrowings......................................................(105)....... (330)
           Increase (decrease) in net borrowings under short-term bank facilities...............   87         (942)
                                                                                              ---------------------------
           Net cash provided by financing activities...............................................36.......  (894)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
           CASH EQUIVALENTS......................................................................(495).....(1,693)
                                                                                              ---------------------------
Increase (decrease) in cash and cash equivalents................................................1,674......(4,340)
                                                                                              ---------------------------
Balance of cash and cash equivalents at beginning of period....................................13,699..   $11,273
                                                                                              ---------------------------
Balance of cash and cash equivalents at end of                                                $15,373      $6,933
period.....................................................................................  ===========================


          (Acquisition net of cash acquired (divestitures, net of cash sold) (a)
           Assets and liabilities of a subsidiary at date of acquisition:
                 Working capital, excluding cash and cash                                       (129)     (4,450)
           equivalents.......................................................................
                 Property, equipment, investments and other assets...............................(22).......(488)
                  Long-term liabilities                                                                    5,526
                  Defferd tax liabilities                                                                  1,036
                                                                                              ---------------------------
                                                                                               (151)       1,624
           Minority Interest                                                                      -        (324)
           Increase (Decrease) of other investments                                             189       5,434
           Excess of cost over fair value upon                                                    -      (6,694)
           acquisition................................................................
                                                                                              ---------------------------
           Cash paid for acquisitions, net of cash acquired                                     38           40
                                                                                              ===========================






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                  CONSOLIDATED STATEMENTS OF
                     SHAREHOLDERS' EQUITY
                      (US $ in thousands)

                                                                                         Accumulated
                                   Share capital               Additional                   other
                                   ----------- -------------
                                   Common shares   Amount      Paid in capitaRetained     comprehensive  Treasury stock   Total
                                                                             Earnings     income (loss)
                                   -------------------------   ------------------------ -------------------------------------------
Balance at January 1, 1996           4,000,000       $ 2,063$   $     431    $    743      $       709       $     0      $   3,946
Changes during 1996:
Initial Public Offering..............1,500,000           878        7,322                                                     8,200
Second Public Offering...............1,065,000           621       11,311                                                    11,932
Comprehensive Income:
Net income.......................................                               6,764                                         6,764
Other comprehensive income:
Translation adjustments...............                                                           (769)                         (769)
                                                                                                                       ------------
Comprehensive Income                                                                                                          5,995
                                   -----------   -----------   ----------   ---------   --------------   -----------   ------------
Balance at   December 31, 1996.......6,565,000         3,562       19,064       7,507             (60)             0         30,073
Changes during 1997:
Stock options exercised..................4,480             2           26                                                        28
Comprehensive Income:
Net income......................................                                4,046                                         4,046
Other comprehensive income:
Translation adjustments.............                                                            (4,035)                   (4,035)
Unrealized gains on marketable securities..                                                         20                           20
                                                                                                                       ------------
Comprehensive Income                                                                                                             31
                                   -----------   -----------   ----------   ---------   --------------   -----------   ------------
Balance at December 31, 1997.........6,569,480         3,564       19,090      11,553          (4,075)             0         30,132
Changes during 1998:
Common stock repurchased...........  (209,400)                                                               (1,222)        (1,222)
Comprehensive Income:
Net income......................................                                  882                                           882
Other comprehensive income:
Translation adjustments...............                                                           1,830                        1,830
Unrealized losses on marketable securities..                                                      (723)                        (723)
                                                                                                                       ------------
Comprehensive Income                                                                                                          1,989
                                   -----------   -----------   ----------   ---------   --------------   -----------   ------------
Balance at December 31, 1998.........6,360,080 $       3,564$      19,090 $    12,435$         (2,968) $     (1,222) $       30,899
Changes during 1999:
Common stock repurchased............  (42,300)                                                                 (201)           (201)
Comprehensive Income:
Net income......................................                                  168                                           168
Other comprehensive income:
Translation adjustments...............                                                          (2,457)                      (2,457)
Unrealized losses on marketable securities..                                                       254                          254
                                                                                                                       ------------
Comprehensive Income                                                                                                         (2,035)
                                   -----------   -----------   ----------   ---------   --------------   -----------   ------------
Balance at March 31, 1999............6,317,780    $    3,564   $   19,090   $  12,603    $     (5,171)    $ (1,423)    $     28,663
                                   ===========   ===========   ==========   =========   ==============   ===========   ============


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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.



Date :   May 12, 1999               By : /s/ Raanan Nir
                                    Name :   Raanan Nir
                                    Title:   Chief Financial Officer